Exhibit 99.1
Baldwin Announces Results for First Quarter FY2011
Shelton, Conn., — November 11, 2010 — Baldwin Technology Company, Inc. (NYSE Amex: BLD), a global leader in process automation technology for the printing industry, today reported its financial results for the Company’s first quarter ended September 30, 2010.
Highlights
Å	New President and CEO appointed October 1, 2010

Å	Q1 Sales up 6% over prior year

Å	Q1 Orders up 18% over prior year

Å	UV curing business contributes $5.6m to revenues
First Quarter Fiscal 2011 Financial Results
The Company reported net sales of $38.5 million for the first quarter, compared to net sales of $36.2 million for the first quarter of the prior year. Currency effects decreased net sales by $0.5 million, and sales from the entities acquired on June 30th contributed $5.6 million.
Net loss for the first quarter was $1.1 million or ($0.07) per diluted share, compared to net income of $3.9 million or $0.25 per diluted share for the comparable quarter in the prior year. Current year results included the following non-routine items:
•	$0.9 million expenses related to termination of former president and CEO

•	$0.2 million restructuring expenses

•	$0.2 million expenses related to the inventory step-up from the Nordson acquisition

•	$0.1 million expenses associated with the credit agreement amendment
Excluding the net-of-tax impact of these items, the Company would have reported a net loss of $0.2 million for the quarter ended September 30, 2010.
Results for the prior year first quarter also included several non-routine items:
•	$9.3 million net gain associated with settlement of patent infringement lawsuit

•	$1.2 million expenses associated with credit agreement amendment

•	$0.9 million expenses related to internal control investigation
Excluding the net-of-tax impact of these items, the Company would have reported a net loss of $1.4 million for the quarter ended September 30, 2009.
EBITDA as reported was a loss of $2.1 million for the first quarter, compared to EBITDA of $8.1 million for the prior year first quarter. Adjusted EBITDA, which the Company defines as earnings (loss) before interest, taxes, depreciation, amortization, restructuring and other non-routine items, as shown in the attached schedule, was a loss of $0.8 million for the quarter, compared to a loss of $0.2 million for the same quarter of FY2010.
Cash used in operations in the quarter was $4.2 million compared to $1.2 million in the first quarter of the prior year. The increased cash use was attributable primarily to timing of shipments and timing of collections of accounts receivable and accounts payable.
Orders for the quarter were approximately $40.4 million, compared to $34.3 million in first quarter of the prior year and $32.7 million in the previous quarter, an increase of 18% over the same quarter last year and a 24% sequential increase over the prior quarter. Backlog as of September 30, 2010 was $31.8 million, compared to $29.9 million at June 30, 2010 and $37.8 million at September 30, 2009.
Please refer to the attached schedule, “Non-GAAP Statements of Operations,” for a reconciliation of GAAP results to adjusted results.
Credit Facility Amendment
Effective September 28 and September 29, 2010, the Company entered into amendments to its primary credit agreement which established the new covenant targets for the remainder of the term of the agreement. The Company is in full compliance with the credit agreement covenants, as amended.
Introduced New Products at Trade Shows
In September, the Company introduced the UV-curing product line acquired in June, and its alliance products for ink system management and stitching at the Graph Expo 2010 trade show in Chicago and the IFRA Expo 2010 exhibition in Hamburg, Germany. The trade shows were very well-attended from around the world, and there was considerable interest, particularly in commercial web presses, retrofit conversions and UV systems. Investment interest is focused on cost reduction and productivity improvement in customers’ production facilities, and our Company’s process automation products are designed to improve printers’ profitability.
Recent Press Releases
Å	Baldwin Receives Letter from NYSE Amex (October 22, 2010)

Å	Baldwin Technology Announces New CEO Mark Becker (October 1, 2010)

Å	Baldwin Wins Multimillion Dollar Newspaper Project (September 14, 2010)
Additional details, copies of these releases and other news can be found at www.baldwintech.com .
Comments
Mark T. Becker, appointed as Baldwin President and CEO on October 1 after serving on the Company’s Board of Directors since 2001, said: “During my first weeks as CEO, I have met with key customers at the Graph Expo and IFRA trade shows to review market conditions and product needs, travelled to assess our major global operations in Europe, Japan and the U.S., and challenged our management team for a more aggressive approach to developing our markets, improving products and services and leveraging our global footprint to better manage costs. I will be reporting on the Company’s strategic direction and value creation opportunities in the upcoming months.
Regarding our current market conditions, after weathering two challenging years of demand contraction, the second half of Fiscal 2010 saw a stabilization of orders and backlog. However, due to the long project lead times from order intake until revenue recognition, especially in commercial web and newspaper sales, this stabilization is not yet reflected in Baldwin revenues. Our increased order intake this quarter is a positive sign of coming revenue increases and the potential for sustainable growth in our equipment business, and our consumables and parts businesses have remained resilient during the economic contraction.
We were encouraged with the general attendance and mood at the industry trade shows in October, sensing that printers are planning for new equipment capital projects in calendar 2011 where Baldwin process automation components will be key. Where new growth was not being planned, more capital is expected to be available for performance upgrades of existing installed capacity which provides opportunities for Baldwin retrofit products.
Lastly, the introduction of our new UV products acquired in June has provided us access to a faster growing digital print market as well as helping us to grow our range of high performance products available across an entire printing line. Baldwin continues to develop its unique position of being able to support our customers globally with our broad product portfolio and our international sales, production and service organizations.

Vice President and CFO John P. Jordan added, “The first fiscal quarter is traditionally the lowest revenue quarter in our fiscal year, and the lower volume, as well as some one-time additional warranty costs impacted our margin. However, we are confident that our ongoing margin initiatives (global sourcing, manufacturing in lower cost countries and standardization of components and controls) will continue to sustain current margins and contribute to margin growth. These efforts, together with our emphasis on working capital control, should help generate earnings and cash flow during the remainder of the fiscal year. The timing of receivables collections, customer deposits and payments of accounts payable that gave rise to the negative cash flow during first quarter should moderate during the remainder of the fiscal year and give rise to improved cash flow.
We have established covenant targets with our bank group for the remainder of the term of the credit agreement, and we expect to be able to achieve those targets. Our internal cash-generating capability is expected to provide adequate liquidity to carry out our operating plan.”
Non-GAAP Financial Measures
This earnings release contains non-GAAP financial measures. For purposes of Regulation G, a non-GAAP financial measure is a numerical measure of a company’s historical or future financial performance, financial position or cash flows that excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with GAAP in the statements of operations, balance sheets, or statements of cash flows of the Company; or includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented. Pursuant to the requirements of Regulation G, the Company has provided reconciliations of the non-GAAP financial measures to the most directly comparable GAAP financial measures. These non-GAAP measures are provided because management of the Company uses these financials measures in maintaining and evaluating the Company’s on-going financial results and trends and as an indicator of business performance.
Conference Call and Webcast
The Company will host a conference call to discuss the financial results and business outlook today at 11:00 AM Eastern Time. Call in information is below:
Conference Call Access:
Domestic: 888.972.6405
International: 210.234.0045
Passcode: Q1 FY2011
Rebroadcast Access:
Domestic: 800.337.8653
International: 402.220.9669
An archived webcast of the conference call will also be available on the Company’s web site http://www.baldwintech.com or http://www.investorcalendar.com/IC/CEPage.asp? .
Participating in the call will be Baldwin President and CEO Mark T. Becker and Vice President and CFO John P. Jordan.
About Baldwin
Baldwin Technology Company, Inc. is a leading international supplier of process automation equipment and related consumables for the printing and publishing industries. Baldwin offers its customers a broad range of market-leading technologies, products and systems that enhance the quality of printed products and improve the economic and environmental efficiency of printing presses. Headquartered in Shelton, Connecticut, the Company has operations strategically located in the major print markets and distributes its products via a global sales and service infrastructure. Baldwin’s technology and products include cleaning systems, fluid management and ink control systems, web press protection systems, drying and curing systems and the related consumables. For more information, visit http://www.baldwintech.com
A profile for investors can be accessed at www.hawkassociates.com/profile/bld.cfm. An online investor kit including press releases, current price quotes, stock charts and other valuable information for investors is available at http://www.hawkassociates.com. To receive free e-mail notification of future releases for Baldwin, sign up at www.hawkassociates.com/about/alert/.
Cautionary Statement
Certain statements contained in this News Release constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding expected revenue, gross margins, operating income (loss), EBITDA, asset impairments, expectations concerning the reductions of costs, the level of customer demand and the ability of the Company to achieve its stated objectives. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward- looking statements. Such factors include, but are not limited to: the severity and length of the current economic downturn, the impact of the economic downturn on the availability of credit for the Company’s customers, the ability of the Company to comply with the terms of its amended credit agreement, market acceptance of and demand for the Company’s products and resulting revenue, the ability of the Company to successfully expand into new territories, the ability of the Company to meet its stated financial and operational objectives, the Company’s dependence on its partners (both manufacturing and distribution), and other risks and uncertainties detailed in the Company’s periodic filings with the Securities and Exchange Commission. The words “looking forward,” “looking ahead, “ “believe(s),” “should,” “may,” “expect(s),” “anticipate(s),” “project(s),” “ likely,” “opportunity,” and similar expressions, among others, identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statement was made. The Company undertakes no obligation to update any forward-looking statements contained in this news release.

Baldwin Technology Company, Inc.
Condensed Consolidated Statements of Operations
(Unaudited, in thousands, except per share data)

	Quarter ended Sept. 30,
	2010	2009
Net sales	$38,451	$36,174
Cost of goods sold	27,638	25,754

Gross profit	10,813	10,420
Operating expenses	13,398	12,030
Legal settlement (income), net of expenses	—	(9,266)

Operating (loss) income	(2,585)	7,656
Interest expense, net	540	1,715
Other expense, net	172	176

(Loss) income before income taxes	(3,297)	5,765
(Benefit) provision for income taxes	(2,185)	1,867

Net (loss) income	$(1,112)	$3,898

Net (loss) income per share — basic	$(0.07)	$0.25

Net (loss) income per share — diluted	$(0.07)	$0.25

Weighted average shares outstanding — basic	15,568	15,380

Weighted average shares outstanding — diluted	15,568	15,427

Condensed Consolidated Balance Sheets
(Unaudited, in thousands)

	September 30,	June 30,
	2010	2010
Assets
Cash and equivalents	$13,891	$15,710
Trade receivables	31,891	28,668
Inventory	22,798	20,839
Prepaid expenses and other	6,200	6,261

Total current assets	74,780	71,478
Property, plant and equipment	5,848	6,095
Intangible assets	32,271	31,201
Other assets	17,422	13,722

Total assets	$130,321	$122,496

Liabilities
Loans payable	$5,391	$4,525
Current portion of long-term debt	389	389
Other current liabilities	38,759	37,340

Total current liabilities	44,539	42,254
Long-term debt	17,877	16,066
Other long-term liabilities	13,040	12,427

Total liabilities	75,456	70,747

Shareholders’ equity	54,865	51,749

Total liabilities and shareholders’ equity	$130,321	$122,496

Baldwin Technology Company, Inc.
Consolidated Statements of Cash Flows
(Unaudited, in thousands)

	For the quarter ended September 30,
	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income	$(1,112)	$3,898
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	664	659
Gain on legal settlement	—	(9,266)
Deferred income taxes	(3,285)	—
Deferred financing charge	118	1,183
Stock based compensation expense	228	249
Restructuring	192	—
Non-cash deferred compensation	878	—
Other non cash	111	148
Changes in assets and liabilities:
Accounts and notes receivable	(1,155)	905
Inventories	50	393
Customer deposits	(399)	1,017
Accrued compensation	(238)	(724)
Payment of restructuring charges	(202)	(1,009)
Accounts and notes payable, trade	(1,443)	86
Income taxes payable	752	1,896
Other	617	(655)

Net cash used in operating activities	(4,224)	(1,220)

CASH FLOWS FROM INVESTING ACTIVITIES:
Additions of property, plant and equipment	(67)	(121)
Additions of patents and trademarks	(189)	(52)

Net cash used in investing activities	(256)	(173)

CASH FLOWS FROM FINANCING ACTIVITIES:
Debt borrowings (repayments), net	2,184	(863)
Payment of debt financing costs	(220)	(565)
Other financing	(2)	(7)

Net cash provided by (used in) financing activities	1,962	(1,435)

Effect of exchange rate changes	699	755

Net decrease in cash and cash equivalents	(1,819)	(2,073)
Cash and cash equivalents at beginning of period	15,710	13,806

Cash and cash equivalents at end of period	$13,891	$11,733

Baldwin Technology Company, Inc.
Reconciliation of GAAP Results to Adjusted non-GAAP Results
And other non-GAAP financial measures
(Unaudited, in thousands, except per share data)

Quarter ended September 30, 2010	As Reported	Adjustments		As Adjusted
	(GAAP)			(Non-GAAP)
Net sales	$38,451	$—		$38,451
Cost of goods sold	27,638	(243	) (a)	27,395

Gross profit	10,813	243		11,056
Operating expenses	13,398	(1,070	) (b)	12,328

Operating (loss) income	(2,585)	1,313		(1,272)
Interest expense, net	540	(118	) (c)	422
Other (income) expense, net	172	—		172

(Loss) income before income taxes	(3,297)	1,431		(1,866)
(Benefit) provision for income taxes	(2,185)	494		(1,691)

Net (loss) income	$(1,112)	937		$(175)

Net (loss) income per share:
Basic and Diluted	$(0.07)	$0.06		$(0.01)

Weighted average shares outstanding:
Basic and Diluted	15,568	15,568		15,568

(a)	Adjustment represents step up charge associated with Nordson acquisition.

(b)	Adjustment represents non-routine termination costs for former CEO of $878 and restructuring costs of $192.

(c)	Adjustment represents non-routine charges for financing agreement changes.

EBITDA Calculation (Non-GAAP)(1)	As Reported	Adjustments	As Adjusted
Net (loss) income	$(1,112)	$937	$(175)
Add back:
(Benefit) provision for income taxes	(2,185)	494	(1,691)
Interest, net	540	(118)	422
Depreciation and amortization	664	—	664

EBITDA (loss)	$(2,093)	$1,313	$(780)

Quarter ended September 30, 2009	As Reported	Adjustments		As Adjusted
	(GAAP)			(Non-GAAP)
Net sales	$36,174	$—		$36,174
Cost of goods sold	25,754	—		25,754

Gross profit	10,420	—		10,420
Operating expenses	12,030	(911	)(d)	11,119
Legal settlement (income), net of expenses	(9,266)	9,266	(e)	—

Operating income (loss)	7,656	(8,355)		(699)
Interest expense, net	1,715	(1,183	)(f)	532
Other (income) expense, net	176	—		176

Income (loss) before income taxes	5,765	(7,172)		(1,407)
Provision (benefit) for income taxes	1,867	(1,883)		(16)

Net income (loss)	3,898	(5,289)		(1,391)

Net income (loss) per share:
Basic and Diluted	$0.25	$(0.34)		$(0.09)

Weighted average shares outstanding:
Basic	15,380	15,380		15,380
Diluted	15,427	15,427		15,427

(d)	Adjustment represents non-routine charges for investigation costs.

(e)	Adjustment represents non-routine income associated with a legal settlement, net of expenses.

(f)	Adjustment represents non-routine charges for financing agreement changes.

EBITDA Calculation (Non-GAAP)(1)	As Reported	Adjustments	As Adjusted
Net income (loss)	$3,898	$(5,289)	$(1,391)
Add back:
Provision (benefit) for income taxes	1,867	(1,883)	(16)
Interest, net	1,715	(1,183)	532
Depreciation and amortization	659	—	659

EBITDA (loss)	$8,139	$(8,355)	$(216)

Net Debt Calculation (non-GAAP)(1)	Sept 30, 2010	June 30, 2010
Loans payable	$5,391	$4,525
Current portion of long-term debt	389	389
Long-term debt	17,877	16,066

Total Debt	23,657	20,980
Cash	13,891	15,710

Net debt	$9,766	$5,270

(1)	EBITDA (earnings before interest, taxes, depreciation and amortization) and Net Debt are not measures of performance under accounting principles generally accepted in the United States of America (“GAAP”) and should not be considered alternatives for, or in isolation from, the financial information prepared and presented in accordance with GAAP. Baldwin’s management believes that EBITDA and Net Debt provide meaningful supplemental information regarding Baldwin’s current financial performance and prospects for the future. Baldwin believes that both management and investors benefit from referring to these non-GAAP measures in assessing the performance of Baldwin’s ongoing operations and liquidity, and when planning and forecasting future periods. These non-GAAP measures also facilitate management’s internal comparisons to Baldwin’s historical operating results and liquidity. Our presentations of these measures, however, may not be comparable to similarly titled measures used by other companies.
Contact: Helen P. Oster, Baldwin Technology Company, Inc. 203.402.1004 or hposter@baldwintech.com.